Exhibit (a)(2)(F)

News Release

Cougar Biotechnology Announces Dismissal of Class Action Complaint

Seeking to Enjoin Tender Offer and Termination of Hart-Scott-Rodino Waiting Period

Los Angeles, Calif., June 23, 2009 – Cougar Biotechnology, Inc. (NASDAQ: CGRB) announced today the voluntary dismissal by the plaintiff of a class action complaint filed on May 28, 2009 in the Superior Court of the State of California, Los Angeles County. The complaint, captioned Puzanov v. Cougar Biotechnology, Inc., et al., Case No. BC 414586, sought to enjoin the tender offer commenced by Kite Merger Sub, Inc., a wholly-owned subsidiary of Johnson & Johnson (NYSE: JNJ), for all of the outstanding shares of Cougar’s common stock at a price of $43.00 per share. Cougar will pay no settlement or attorneys’ fees or other expenses of the plaintiff in connection with dismissal of the complaint.

Cougar also noted that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (HSR) applicable to the tender offer was terminated on June 17, 2009. The termination of the HSR waiting period satisfies one of the conditions of the tender offer. Completion of the tender offer remains subject to the tender of a majority of Cougar’s outstanding shares of common stock on a fully diluted basis and the satisfaction of certain other conditions.

About Cougar

Cougar Biotechnology, Inc. is a Los Angeles-based biotechnology company, established to in-license and develop clinical stage drugs, with a specific focus on the field of oncology. Cougar’s oncology portfolio includes CB7630, a targeted inhibitor of the 17alpha-hydroxylase/c17,20 lyase enzyme, which is currently being tested in Phase III clinical trials in prostate cancer and a Phase I/II trial in breast cancer; CB3304, an inhibitor of microtubule dynamics, which is currently in a Phase I trial in multiple myeloma; and CB1089, an analog of vitamin D, which has been clinically tested in a number of solid tumor types.

Additional Information and Where to Find It

This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell securities. The tender offer is being made pursuant to a tender offer statement on Schedule TO (including the offer to purchase, letter of transmittal and other related tender offer materials) that was filed by Johnson & Johnson and Kite Merger Sub, Inc., with the Securities and Exchange Commission (SEC) on June 5, 2009. In addition, on June 5, 2009, Cougar Biotechnology filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC related to the tender offer. These materials, as they may be amended from time to time, contain important information, including the terms and conditions of the offer, that should be read carefully before any decision is made with respect to the tender offer. Investors and stockholders can obtain a free copy of these materials and other documents filed by Johnson & Johnson, Kite Merger Sub, Inc., and Cougar Biotechnology with the SEC at the website maintained by the SEC at www.sec.gov . The tender offer materials may also be obtained free of charge by contacting the information agent for the tender offer, Georgeson, at 1-212-440-9800 for banks and brokers and 1-877-278-9667 for stockholders and all others, or by writing to 199 Water Street, 26th floor, New York, NY 10038.

Except for the historical information contained herein, the matters set forth in this press release, including statements as to research and development, commercialization of products and the pending acquisition of Cougar Biotechnology, are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including operating losses and fluctuations in operating results; capital requirements; regulatory review and approval of our products; the conduct and timing of clinical trials; commercialization of products; market acceptance of products; product labeling; concentrated customer base; reliance on strategic partnerships and collaborations; uncertainties in drug development; uncertainties regarding intellectual property, failure to satisfy conditions to the closing of the acquisition and other risks detailed from time to time in Cougar Biotechnology’s SEC reports, including its Annual Report on Form 10-K for the year ended December 31, 2008. Cougar Biotechnology disclaims any intent or obligation to update these forward-looking statements.

Contacts:

Cougar Biotechnology, Inc., +1-310-943-8040	Russo Partners, LLC
Alan H. Auerbach, Chief Executive Officer and President ahauerbach@cougarbiotechnology.com	David Schull, +1-212-845-4271 David.schull@russopartnersllc.com
Mariann Ohanesian, Director of Investor Relations mohanesian@cougarbiotechnology.com	Andreas Marathovouniotis, +1-212-845-4235 Andreas.marathis@russopartnersllc.com